UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Elizabeth McKee Anderson
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	16

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Charles Bancroft
b)	Position/status	Senior Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	105

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Hal Barron
b)	Position/status	Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	19

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Anne Beal
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	14

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Harry Dietz
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	14

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Jesse Goodman
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	14

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Jeannie Lee
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	2

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Vishal Sikka
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 10 October 2024
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.0587	64

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-10-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 14, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc